Volaris Reports December and Full Year 2017 Traffic Results,

Passenger Growth of 10% for Full Year 2017, Increases Fourth Quarter 2017 Profitability Guidance

Mexico City, Mexico. January 5, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports December and full year 2017 preliminary traffic results.

During December and full year 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 7.8% and 12.9% year over year, respectively. Total demand, as measured in Revenue Passenger Miles (RPMs), for December and full year 2017 increased 3.1% and 11.1% year over year, respectively. Volaris transported a total of 1.5 million passengers during the month of December, an increase of 3.1% year over year. Full year 2017, Volaris transported over 16.4 million passengers, an increase of 9.5% year over year. Network load factor for December and full year 2017 were 80.4% and 84.4%, respectively.

During December 2017, Volaris launched four international routes (Los Angeles, California to Guatemala City, Guatemala; Washington, D.C. to San Salvador, El Salvador; New York City, New York to San Salvador, El Salvador and Los Angeles, California to San Salvador, El Salvador). Additionally, Volaris started to operate one domestic route (Morelia, Michoacan to Mexicali, Baja California) and four international routes (Fresno, California to Morelia Michoacan; San Jose, California to Morelia Michoacan; San Jose, California to Zacatecas, Zacatecas and Los Angeles, California to Acapulco, Guerrero).

With these December 2017 preliminary traffic results, in addition to a quarter-over-quarter yield improving environment, Volaris increases its fourth quarter 2017 Adjusted EBITDAR margin guidance to a 27% to 29% range, reflecting an actual average exchange rate of Ps.19.16, and average economic fuel price per gallon of USD $1.9.

The following table summarizes Volaris traffic results for the month and year-to-date.

	December 2017	December 2016	Change	Full year 2017	Full year 2016	Change
RPMs (in millions, scheduled & charter)
Domestic	1,015	964	5.3%	11,054	10,008	10.5%
International	470	476	(1.3)%	4,863	4,318	12.6%
Total	1,485	1,440	3.1%	15,917	14,326	11.1%
ASMs (in millions, scheduled & charter)
Domestic	1,227	1,130	8.5%	12,740	11,595	9.9%
International	620	583	6.5%	6,121	5,109	19.8%
Total	1,847	1,713	7.8%	18,861	16,704	12.9%
Load Factor (in %, scheduled)
Domestic	82.8%	85.3%	(2.5) pp	86.8%	86.3%	0.5 pp
International	75.7%	81.9%	(6.2) pp	79.4%	84.5%	(5.1) pp
Total	80.4%	84.1%	(3.7) pp	84.4%	85.8%	(1.4) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,183	1,136	4.1%	13,051	12,001	8.7%
International	334	335	(0.2)%	3,376	3,004	12.4%
Total	1,517	1,471	3.1%	16,427	15,005	9.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 174 and its fleet from four to 71 aircraft. Volaris offers more than 321 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100